Columbia Wanger Asset Management, LLC 71 South Wacker, Suite 2500 Chicago, IL 60606, USA columbiathreadneedle.com

May 1, 2024

Columbia Acorn Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

Ladies and Gentlemen:

This agreement amends and restates that certain Fee Waiver and Expense Reimbursement Agreement dated as of July 1, 2016 (the “2016 Agreement”), as amended, between Columbia Wanger Asset Management, LLC (“CWAM”) and Columbia Acorn Trust (the “Trust”), on behalf of its series Columbia Acorn International Select (the “Fund”), and amends and restates that certain Fee Waiver and Expense Reimbursement Agreement dated as of May 1, 2022 between CWAM and the Trust on behalf of the Fund.

CWAM hereby contractually undertakes as of the date hereof to waive fees and reimburse certain expenses of the Fund so that the ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any) of each share class of the Fund do not exceed the annual rates set forth herein (each such annual rate an “Expense Cap”).

The Expense Cap for Institutional Class shares shall reflect the one-time 0.15% reduction in the total expense ratio for Institutional Class shares (from 1.30% to 1.15%) effected in the 2016 Agreement and shall be fixed at 1.15%. The Expense Cap for each of the Fund’s other share classes may fluctuate up or down based on certain expense differentials between Institutional Class shares and the Fund’s other share classes.

From May 1, 2024 through April 30, 2025, the Expense Cap is reduced such that the Expense Cap for each of the Fund’s share classes is: 1.24% for Class A shares; 0.99% for Adviser Class shares; 0.99% for Institutional Class shares; 0.84% for Institutional 2 Class shares; 0.79% for Institutional 3 Class shares; and 0.99% for Class S Shares.

Except with respect to the annual restatement of the Expense Cap for each of the Fund’s share classes other than Institutional Class, this agreement may not be modified or terminated except by a vote of the Board of Trustees of the Trust and by a separate vote of a majority of the independent trustees of the Trust. This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Michael G. Clarke
Michael G. Clarke
Chief Financial Officer

Agreed and accepted by

COLUMBIA ACORN TRUST, on behalf of its series Columbia Acorn International Select

By:	/s/ Daniel J. Beckman
Daniel J. Beckman
President

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